Via Facsimile and U.S. Mail
Mail Stop 6010

November 18, 2008

Mr. Anthony Marucci
Interim President and Chief Executive Officer
AVANT Immunotherapeutics, Inc.
119 Fourth Avenue
Needham, Massachusetts 02494

Re: **AVANT Immunotherapeutics, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2007
        Form 10-Q for the Period Ended June 30, 2008
        File No. 0-15006

Dear Mr. Marucci:

      We have completed our review of your Forms 10-K and 10-Q and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief